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                                                           Exhibit 99


                         DESCRIPTION OF CAPITAL STOCK


General


     The authorized capital stock of Armco Inc. ("Armco") consists of (i) 150,000,000 shares of Common Stock, par value $.01 per share ("Armco Common Stock"), of which, at February 29, 1996, 106,550,937 shares were issued and outstanding; (ii) 6,697,231 shares of Class A Preferred Stock, no par value ("Class A Preferred Stock"), issuable in series, of which, at February 29, 1996, 1,697,231 shares of Armco $2.10 Cumulative Convertible Preferred Stock ("$2.10 Preferred Stock") were issued and outstanding and 2,700,000 shares of $3.625 Cumulative Convertible Preferred Stock ("$3.625 Preferred Stock") were issued and outstanding; and of which 750,000 shares had been designated Participating Preferred Stock (the "Participating Preferred Stock"), none of which were issued; and (iii) 5,000,000 shares of Class B Preferred Stock, par value $1 per share ("Class B Preferred Stock"), issuable in series, of which, at February 29, 1996, 999,900 shares of $4.50 Cumulative Convertible Preferred Stock ("$4.50 Preferred Stock") were issued and outstanding. The Class A Preferred Stock and the Class B Preferred Stock are sometimes referred to herein as the "Armco Preferred Stock." No class of authorized capital stock of Armco, including the Armco Common Stock, has preemptive or other subscription rights.

     Armco is authorized to issue the Armco Preferred Stock in one or more series with such designations, powers, preferences and rights, and qualifications, limitations or restrictions thereon, as are permitted under Armco's Amended Articles of Incorporation and as shall be stated in the resolutions providing for the issue thereof as may be adopted by the Armco Board of Directors. The Class A Preferred Stock and the Class B Preferred Stock rank equally, whether or not dividend rates, dividend payment dates, redemption or liquidation prices per share of any series of Class A Preferred Stock differ from those of the Class B Preferred Stock, and the holders of Class A Preferred Stock and Class B Preferred Stock shall be entitled to the receipt of dividends and of the amounts distributable upon liquidation, dissolution or winding up, in proportion to their respective rates or liquidation prices, without preference or priority one over the other. Shares of Class A Preferred Stock which shall have been purchased, redeemed or otherwise acquired by Armco, including shares which have been converted or exchanged into another class or series of capital stock or other securities of Armco, shall be deemed retired and shall not be reissued or resold. Shares of Class B Preferred Stock purchased, redeemed or otherwise acquired by Armco will be restored to the status of authorized but unissued shares of Class B Preferred Stock, without designation as to series, and may thereafter be issued by the Armco Board of Directors.

     Each issued and outstanding share of Armco Preferred Stock is currently convertible into shares of Common Stock -- each $2.10 Preferred Stock share into 1.27 shares, each $4.50 Preferred Stock share into 2.22 shares and each $3.625 Preferred Stock share into 6.78 shares; provided, that the conversion rights of any shares of Armco Preferred Stock called for redemption shall terminate at the close of business on the business day (or on the fifth day, in the case of the $3.625 Preferred Stock) preceding the date fixed for redemption, unless default shall be made in payment of the redemption price. The number of shares of Armco Common Stock into which such Armco Preferred Stock shares are convertible is subject to adjustment under certain circumstances, such as splits or combinations of the Armco Common Stock or dividends on the Armco Common Stock paid in Armco Common

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Stock or non-cash assets.  In addition, under certain circumstances involving a Change of Control (as defined in the terms of the $3.625 Preferred Stock), each issued and outstanding share of the $3.625 Preferred Stock may be converted, at the option of the holder, for a limited period into a number of shares of Armco Common Stock determined by formula. These special conversion rights of the $3.625 Preferred Stock may deter certain mergers, tender offers or other takeover attempts.

     On June 27, 1986, the Armco Board of Directors declared a dividend distribution of one Armco Preferred Stock Purchase Right (a "Right") for each outstanding share of Armco Common Stock, payable to holders of Armco Common Stock of record at the close of business on July 7, 1986. Each Right, when exercisable, entitles the registered holder to purchase from Armco a unit consisting of one two-hundredth of a share of Participating Preferred Stock. Prior to the earlier of the Rights Distribution Date and the Expiration Date (each as hereinafter defined), one Right will be distributed with each share of Armco Common Stock issued. See "Preferred Stock Purchase Rights."

     On February 23, 1996, the Armco Board of Directors adopted a Stockholder Rights Plan and declared a dividend distribution of one preferred stock purchase right for each outstanding share of Armco Common Stock to stockholders of record at the close of business on June 26, 1996. Armco's existing Stockholder Rights Plan expires on June 26, 1996.

     The documents defining the terms of the Armco Common Stock, the Rights and the Armco Preferred Stock are available for inspection upon request at the office of the Secretary of Armco. Such documents are also on file with and available for inspection at the Securities and Exchange Commission, 450 Fifth Street N.W., Washington, D.C. 20549, and the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.
The statements set forth below are only summaries of such terms and provisions and reference should be made to such documents and instruments for complete statements of such terms and provisions.

Dividend Rights

     Subject to the prior rights of the holders of Armco Preferred Stock to receive dividends in cash at the rate provided for, and subject to any restrictions or limitations contained in the express terms and provisions of any shares of Armco Preferred Stock, dividends may be declared and paid upon the Armco Common Stock, as and when determined by the Armco Board of Directors, out of funds legally available therefor. At the April 23, 1993, annual meeting, Armco's shareholders voted to reduce the par value of Armco's common stock to $0.01 per share from $1.00 per share. As a result, $102.7 million was transferred from Armco's stated capital account for its common stock to additional paid-in capital, increasing surplus from which Armco is permitted, under Ohio law, to pay dividends on its common and preferred stock issues. Armco is incorporated in Ohio. In addition, effective March 31, 1993, the corporate statute of Ohio was amended to provide that Ohio corporations that recognize immediately the full amount of their transition obligation under Statement of Financial Accounting Standards ("SFAS"), SFAS 106, as Armco did, could increase the amount available for payment of dividends by adding to the corporation's surplus at the time of the dividend the amount of the difference between the reduction in the corporation's surplus that resulted from the immediate recognition of the SFAS 106 transition obligation and the amount of the transition obligation that would have been recognized at the time of the dividend had the corporation elected to amortize its recognition of such transition obligation. At December 31, 1995, the amount from which Armco is permitted to pay dividends under this provision was $101.4 million.

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     The express terms and provisions of the $4.50 Preferred Stock provide that the holders of shares of $4.50 Preferred Stock are entitled to receive cumulative dividends at the annual rate of $4.50 per share before cash dividends are paid on the Armco Common Stock. The express terms and provisions of the $3.625 Preferred Stock provide that the holders of shares of $3.625 Preferred Stock are entitled to receive cumulative dividends at the annual rate of $3.625 per share before cash dividends are paid on the Armco Common Stock. The express terms and provisions of the $2.10 Preferred Stock provide that the holders of shares of $2.10 Preferred Stock are entitled to receive cumulative dividends at the annual rate of $2.10 per share before cash dividends are paid on the Armco Common Stock. If Armco has failed to pay any accrued cumulative dividends on any shares of Armco Preferred Stock or has not paid or declared and provided for the dividends on outstanding shares of Armco Preferred Stock for the then current dividend period, Armco may not purchase or redeem any shares of Armco Common Stock. See "Dividend Payment Restrictions".

     As defined by the Internal Revenue Service, Armco did not have "current earnings or profits" in 1995. Accordingly, all dividend distributions paid in 1995 should be considered a return of capital and/or capital gain, depending on the holder's tax basis in the stock. Similarly, any dividends paid by Armco on its stock in 1996 will be taxable as ordinary income only to the extent of Armco's "earnings and profits."


Voting Rights

     Except as otherwise required by law, the holders of Armco Common Stock, as well as the holders of Class A Preferred Stock, are entitled at all times to one vote for each share of such stock owned by them. Except as set forth below, the holders of Class B Preferred Stock are not entitled to vote on any matter.

     If proper and timely notice is given by any shareholder before the time fixed for holding a meeting for the election of directors that such shareholder desires to cumulate his votes at such election, and if an announcement of the giving of such notice is made upon the convening of the meeting, each shareholder shall have the right to cumulate his votes and give one candidate as many votes as equal the number of directors to be elected multiplied by the number of votes to which he is entitled, or to distribute them on the same principle among as many candidates as such shareholder sees fit.

     Shareholders who are entitled to vote in the election of directors generally may nominate director candidates for election. Such shareholders must deliver written notice thereof to the Secretary of Armco not later than (i) with respect to an election to be held at any annual meeting of shareholders, 90 days prior to the date one year from the date of the immediately preceding annual meeting of shareholders, and
(ii) with respect to an election to be held at any special meeting of shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. The provision relating to director nomination may have the effect of delaying, deferring or preventing a change in control of Armco.

     In the event of a default in the payment of the equivalent of six quarterly dividends payable to holders of the Class A Preferred Stock or the Class B Preferred Stock, the respective holders of the outstanding shares of the Class A Preferred Stock or the Class B Preferred Stock, as the case may be, voting as a class, are entitled to elect two additional directors to serve on the Armco Board of Directors until such default is cured. In addition, as a prerequisite to the adoption of (i) any amendment of the Armco Amended Articles of Incorporation (the "Armco Articles") materially altering any existing provision of the Class A Preferred Stock or the Class B Preferred Stock, such amendment must receive the affirmative

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approval of at least two-thirds of the outstanding shares of the Class A
Preferred Stock or the Class B Preferred Stock, as the case may be, voting as a class, and (ii) any amendment of the Armco Articles which increases the authorized number of shares of the Class A Preferred Stock or the Class B Preferred Stock or creates any class of shares which ranks equally with or prior to the Class A Preferred Stock or the Class B Preferred Stock, such amendment must receive the affirmative approval of a majority of the outstanding shares of the Class A Preferred Stock or the Class B Preferred Stock, as the case may be, voting as a class.

Liquidation Rights

     In the event of any voluntary or involuntary liquidation of Armco, the holders of shares of the $4.50 Preferred Stock will be entitled to receive from the assets of Armco, prior to any payment to the holders of Armco Common Stock, the sum of $50 per share, plus dividends accrued and unpaid to the date of payment. In the event of the voluntary liquidation of Armco, the holders of shares of the $2.10 Preferred Stock will be entitled to receive from the assets of Armco, prior to any payment to the holders of Armco Common Stock, the sum of $40 per share, plus dividends accrued and unpaid to the date of payment. In the event of the involuntary liquidation of Armco, the holders of shares of the $2.10 Preferred Stock similarly will be entitled to receive from the assets of Armco the sum of $15 per share, plus dividends accrued and unpaid to the date of payment, prior to any distribution to holders of Armco Common Stock. In the event of any voluntary or involuntary liquidation of Armco, the holders of shares of the $3.625 Preferred Stock will be entitled to receive from the assets of Armco, prior to any payment to the holders of Armco Common Stock, the sum of $50 per share, plus dividends accrued and unpaid to the date of payment. After such payments to the holders of Armco Preferred Stock, any remaining assets available for distribution to common shareholders will be distributed to the holders of the Armco Common Stock pro rata in accordance with their respective shares.

Redemptions

     Shares of the $2.10 Preferred Stock may be redeemed at Armco's option for a purchase price of $40 per share, plus dividends accrued and unpaid to the date of redemption. Shares of the $3.625 Preferred Stock may be redeemed at Armco's option on or after October 15, 1995 for a purchase price per share starting at $52.5375 and declining, at 12-month intervals, to $50 on and after October 15, 2002, plus dividends accrued and unpaid to the date of redemption. Shares of the $4.50 Preferred Stock may be redeemed at Armco's option for a purchase price of $50 per share, plus dividends accrued and unpaid to the date of redemption. Notice of any redemption of shares of Armco Preferred Stock shall be given not less than thirty days prior to the date fixed for redemption to the holders of record of the shares to be redeemed by mail to the respective addresses of such holders as the same shall appear on the stock books of Armco and, if the Armco Board of Directors so determines, by publication of notice in the manner prescribed by the Board of Directors.

Dividend Payment and Stock Purchase Restrictions

     Armco has restrictive covenants under various loan agreements relating to the payment of dividends on, or the purchase of, its capital stock. At December 31, 1995, Armco had an amended credit agreement with a group of banks to provide a credit facility for borrowings up to $170 million on a revolving credit basis, which was amended to expire on January 31, 1996 and secured by certain of Armco's receivables and inventories. In January 1996, Armco replaced its amended revolving credit facility with two new bank credit facilities totaling $170 million. Under a receivables facility Armco sold substantially all its trade receivables to a newly created wholly owned subsidiary, Armco Funding Corporation. This facility has a five-year term. Under an inventory credit facility, Armco entered into a three-

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year revolving credit agreement with a group of banks providing $50 million for revolving credit loans secured by Armco's inventories. The credit agreement subjects Armco to certain restrictions and covenants related to, among other things, minimum working capital, minimum net income, current ratio and interest coverage ratio requirements. The new inventory credit facility permits the payment of dividends on the outstanding $4.50 Preferred Stock, the outstanding $3.625 Preferred Stock and the outstanding $2.10 Preferred Stock so long as Armco is not in default under the credit facility.

     Under the terms of the new inventory credit facility, Armco cannot pay cash dividends on its common stock. In addition, under the terms of the indentures for Armco's 11.375% Senior Notes due 1999, and 9.375% Senior Notes due 2000, Armco can pay a dividend on the Armco Common Stock if it meets certain financial tests described in the indentures. Armco does not expect to satisfy these tests described in such indentures during the remainder of 1996. In addition to preventing Armco from paying dividends on the Armco Common Stock, the inability to meet such financial tests prohibits Armco from repurchasing its capital stock.

     Under Ohio law, at December 31, 1995, the surplus from which Armco is permitted to pay dividends was $101.4. Under the terms of Ohio law, Armco is currently not permitted to purchase shares of its capital stock.

Preferred Stock Purchase Rights

     The Rights are issued under a Rights Agreement between Armco and Fifth Third Bank. Each Right entitles the registered holder to purchase for $35.00 (as such amount may be adjusted in accordance with the terms of the Rights Agreement, the "Exercise Price") from Armco, a unit consisting of one two-hundredth of a share, subject to adjustment, of Participating Preferred Stock. The Rights are currently evidenced by the certificates representing the Armco Common Stock and each outstanding share of Armco Common Stock is, and each share of Armco Common Stock issued prior to the earlier of the Rights Distribution Date and the Expiration Date, as defined below, will be, accompanied by a Right. Except as may otherwise be subsequently determined by the Armco Board of Directors, no shares of Armco Common Stock issued on or after such date will be accompanied by, nor will the holder of such share of Armco Common Stock be entitled to receive, any Right. The Rights currently may be transferred only with the Armco Common Stock and the surrender for transfer of any certificate for Armco Common Stock will also constitute the transfer of the Rights associated with the Armco Common Stock represented by such certificate.

     Upon the earlier of the following (the "Rights Distribution Date")
(i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Armco Common Stock (the "Stock Acquisition Date") or (ii) ten business days following the date that a tender or exchange offer is first published or sent if it would result in a person or group beneficially owning 30% or more of such outstanding shares of Armco Common Stock, the Rights will become exercisable and separate Rights certificates will be issued. Except as otherwise determined by the Armco Board of Directors, only shares of Armco Common Stock issued prior to the earlier of the Rights Distribution Date and the Expiration Date, as defined below, will be issued with Rights.

     The Rights are not exercisable until the Rights Distribution Date and will expire at the earlier of the close of business on June 26, 1996 (the "Final Expiration Date") and the time at

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which the Rights are redeemed by Armco as described below (the earlier of such times is referred to as the "Expiration Date").

     In the event that (i) Armco is the surviving corporation in a merger with an Acquiring Person and the Armco Common Stock is not changed or exchanged, (ii) a person or entity becomes the beneficial owner of 30% or more of the then outstanding shares of Armco Common Stock (except pursuant to an offer for all the outstanding shares of Armco Common Stock at a price and on terms determined by a majority of the members of the Armco Board of Directors who are not officers of Armco and who are not affiliated with an Acquiring Person to be in the best interests of Armco or in a transaction of the type described in section (i) of the following paragraph), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1%, then each holder of a Right will have the right to receive, upon exercise (which shall not be permitted until such time as the Rights are no longer redeemable by Armco as set forth below), Armco Common Stock (or, in certain circumstances, preferred stock, cash, property, other Armco securities or a combination thereof), having a value equal to two times the exercise price of the Right. Following the occurrence of any such event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date,
(i) Armco enters into a merger or other business combination transaction in which Armco is not the surviving corporation or in which Armco is the surviving corporation and all or part of the then outstanding shares of Armco Common Stock are exchanged for cash, property, stock or other securities of an entity other than Armco (other than such a merger or transaction in which holders of Armco Common Stock receive the same price as in a tender offer or exchange offer approved by a majority of the members of the Armco Board of Directors who are not officers of Armco and who are not affiliated with an Acquiring Person to be in the best interests of Armco) or (ii) 50% or more of Armco's assets or earning power is sold or transferred, then each holder of a then valid Right will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Rights.

     Armco may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash, shares of Armco Common Stock or other form of consideration deemed appropriate by the Armco Board of Directors, at any time until ten days following the Stock Acquisition Date. Thereafter, Armco's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Armco Common Stock in a transaction or series of transactions not involving Armco and there is no other Acquiring Person. Under certain circumstances, the decision to redeem the Rights requires the concurrence of a majority of the Continuing Directors (those members of the Armco Board of Directors who were members of the Armco Board of Directors prior to June 27, 1986, and any person, other than an Acquiring Person or affiliate thereof, subsequently elected to the Armco Board of Directors who is recommended or approved by a majority of such members). Immediately upon the action of the Armco Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Armco, including, without limitation, the right to vote or to receive dividends. Holders of Rights may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable as set forth above.
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     Prior to the Rights Distribution Date, the Armco Board of Directors
may amend any provisions of the Rights Agreement, including the terms governing the Rights, other than the price at which Armco can redeem the Rights, the Final Expiration Date, the Exercise Price and the number of one two-hundredth of a share of Participating Preferred Stock for which a Right is exercisable. After the Rights Distribution Date, such terms may be amended (in certain circumstances, only with the concurrence of the Continuing Directors) only for limited purposes and to limited effects. At any time when the Rights are not redeemable, no amendment shall be made to adjust the time period governing redemption.


Participating Preferred Stock

     The Participating Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and will rank in parity with all other series of Armco Preferred Stock as to the payment of dividends and distribution of assets. Each share of Participating Preferred Stock will be entitled to receive a preferential quarterly dividend equal to the greater of (i) $75 or (ii), subject to certain adjustments, 200 times all dividends or other distributions, other than a dividend payable in shares of Armco Common Stock or a subdivision of the outstanding shares of Armco Common Stock, declared on the Armco Common Stock, since the last dividend payment date. In the event of any liquidation of Armco, the holders of the Participating Preferred Stock will receive a preferred liquidation payment of $7,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, and, if greater, will be entitled to receive an aggregate liquidation payment equal to 200 times the payment made per share of Armco Common Stock, subject to certain adjustments. Each share of Participating Preferred Stock will have one vote. The Participating Preferred Stock is not convertible into Armco Common Stock or any other security of Armco, and is not redeemable. The foregoing rights of the Participating Preferred Stock are protected against dilution in the event additional shares of Armco Preferred Stock or other capital stock are issued pursuant to a stock split, stock dividend or similar recapitalization.

Miscellaneous

     The Armco Common Stock has no conversion rights, and there are no redemption or sinking fund provisions applicable thereto.

     The Fifth Third Bank is transfer agent and registrar for the Armco Common Stock, $2.10 Preferred Stock, $3.625 Preferred Stock and $4.50 Preferred Stock.

     The Armco Common Stock, $2.10 Preferred Stock, $3.625 Preferred Stock and $4.50 Preferred Stock are traded on the New York Stock
Exchange, the principal market therefor. In addition, the Armco Common Stock is traded on the Midwest Stock Exchange and other regional exchanges.
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